Dominic and Kevin,

In response to our conversation last week, I am submitting a draft response letter and marked pages on behalf of THL Credit, Inc. Please let us know when you have had a chance to review and if you have any additional comments or questions. THL Credit is interested in going effective as soon as possible.

Regards,

Lisa Morgan

Lisa Morgan | Counsel

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980

202.383.0523 direct | 202.637.3593 facsimile

lisa.morgan@sutherland.com | www.sutherland.com

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SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
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www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

June __, 2013

VIA EDGAR

Dominic Minore, Esq.
Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: THL Credit, Inc.
Registration Statement on Form N-2 (333-187969)

Dear Mr. Minore and Mr. Rupert:

On behalf of THL Credit, Inc. (the "***Company***"), set forth below are the Company's responses to the comments provided by the staff of the Division of Investment Management (the "***Staff***") of the Securities and Exchange Commission (the "***SEC***") to the Company by via telephone on June 7, 2013, with respect to the Company's registration statement on Form N-2 (File No. 333-187969) filed with the SEC on April 17, 2013 (the "***Registration Statement***"), and the prospectus included therein (the "***Prospectus***").

The Staff's comments are set forth below in bold italics and are followed by the Company's responses. The revisions to the Prospectus referenced in the responses below are set forth in the changed pages attached hereto as Exhibit A.

1. ***Please include disclosure in the second paragraph which indicates that the 2013 shareholder vote on the below net asset value proposal is valid for a period of one year ending on the date of the anniversary of the shareholder meeting.***

Response: The Company has revised the disclosure accordingly.

2. ***The disclosure contained in the second paragraph indicates that the Company may offer shares of its common stock at a discount to net asset value per share, and that sales of common stock at prices below net asset value per share dilute the interests of existing stockholders. Please emphasize that the Company has authority to sell shares of its common stock at a price below net asset value, but that such sales are limited to a maximum of 25% of its outstanding common stock and that there is no maximum discount on the amount of dilution to the interests of existing stockholders resulting from such sales.***

   Response: The Company has revised the disclosure accordingly.

3. ***The Company previously revised the language on the front cover page of the base prospectus and agreed to include similar language on the front cover of any prospectus supplement used to offer the Company's securities, regarding the fact that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as "junk securities" and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. The Company included the following language in response to the Staff's comment, "Below investment grade debt securities in which we may invest are often referred to as "high yield" or "junk" securities." Please revise that sentence as follows, "The [majority of the] debt securities in which the Company invests are often referred to as "high yield" or "junk" securities."***

   Response: The Company has revised the disclosure accordingly.

4. ***Please present the information contained in the organizational chart in legible format. Specifically, the Staff is requesting that the font be larger, the introductory paragraph included before the chart include the names of each entity included in the chart and that the lines from entities clearly explain the relationship between the entities either by additional narrative or different lines explained via a key to the chart to be included below the chart.***

   Response: The Company has revised the organizational chart and introductory paragraph as requested.

5. ***Whenever a reference is made at any location in the prospectus to "LIBOR" please specify the type of LIBOR rate that is being used. In the changes submitted to the Staff, it is still not entirely clear to the Staff which LIBOR rates are being used. Please***

revise accordingly. In addition, the Staff had the following specific comments on the proposed changes:

   a. ***On page 58, why does the LIBOR rate on the Term Loan "currently" have a one month maturity? If this is subject to change, please provide additional disclosure regarding how the rate can change.***
   b. ***On page 46, why is the word "typically" used? The Staff is looking for specificity. Should this refer to "all"? If not, additional disclosure is required.***

<u>Response</u>: The Company has revised disclosure accordingly.

6. ***Is ABR similar to LIBOR? Are there different rates? If so, please disclose the rate and, if applicable, what the rate is based on.***

<u>Response</u>: The Company has revised the disclosure accordingly.

7. ***Please make the following revisions to the events described under Recent Developments:***
   a. ***Please refrain from using the term "realization." Instead, use a plain English term to explain the event.***
   b. ***In the third paragraph, you indicate that an investment was "partially repaid." Please provide detail regarding what was repaid and what remains.***
   c. ***In the fourth paragraph, please include the name of the San Francisco based e-commerce company.***
   d. ***Each time a new investment is discussed, please include all the information that is required to be included on the Company's Schedule of Investments.***

<u>Response</u>: The Company has revised the disclosure accordingly.

8. ***Please confirm if the Company's investments in the CLOs are a straightforward investment or if it is synthetic. Also, with respect to the disclosure regarding the Company's investments in the CLO residual interests of three collateralized loan obligations, please explain if there is only one class of the subordinates notes referenced on page 51. If there is more than one class, then please revise the disclosure to highlight this fact and clarify the relative position of the Company within the subordinated note hierarchy.***

<u>Response</u>: The Company's investments in the residual interests of three collateralized loans obligations (CLOs) are not synthetic. With respect to the disclosure regarding the Company's investments in the residual interests in the three CLOs

- In one case, there is one class of subordinated notes, which is the class in which the Company invested.
- In two cases, there is a class of subordinated notes and a class of income notes. In each case, the Company invested in the income notes, which are pari passu

The Company has clarified this information in its disclosure.

Risks (page 15)

We may have difficulty paying our required distributions… (page 20)

9. ***In the sentence added in this risk factor in response to the Staff's original request to expand the disclosure regarding the characteristics of PIK interest, please include a plain English definition of negative amortization. For example, that it potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.***

   Response: The Company has revised disclosure accordingly.

We may pay an incentive fee on income we do not receive in cash. (page 20)

10. ***Please further modify the following phrase added to the end of the last sentence "but only to the extent that such an incentive fee is payable for that period ~~and that~~ because the write-off will not be carried forward to reduce any incentive fee payable in subsequent periods."***

    Response: The Company has revised disclosure accordingly.

11. ***On the Company's Schedule of Investments, the Staff notes that there is a column entitled "Yield." The Staff believes that the information included in such column is not, in fact, reflective of yield but of the current coupon rate or some other measurement. Please revise the Schedule of Investments accordingly. This may be done in future filings.***

    Response: The Company hereby undertakes to revise this in the Schedule of Investments to be included in its next quarterly report on Form 10-Q for the quarter ended June 30, 2013.

12. ***The Staff understands that, at the option of the issuer, interest can be paid in cash and PIK. Is there any ability for the issuer to determine how much is cash and how much is PIK? If so, how is that identified on the Company's Schedule of Investments in its financial statements? Is the PIK currently identified on the Company's Schedule of Investments the maximum amount of PIK or the PIK at the end of the quarter? The Staff believes that if the maximum amount of PIK is not currently reflected on the Company's Schedule of Investments that it should be disclosed by footnote or in another appropriate manner.***

    Response: Of the Company's 13 investments with a PIK provision, only nine of them have PIK amounts that are made at the election of the issuer. Of the nine investments, three of them permit the issuer to elect an amount that can be less than (i.e., up to) the full PIK amount to capitalize.

    In seven of the nine investments, the issuer has elected an amount of PIK equal to the maximum amount of PIK available to the issuer as of the date of the Company's most recent Schedule of Investments, and that maximum amount is shown in the Schedule of Investments.

    In one of the nine investments, the issuer has elected to PIK zero percent (0%), even though the issuer has the ability to PIK up to 2%. The Company disclosed in its Schedule of Investments that the issuer could elect to PIK up to 2%.

    Finally, in one of the nine investments, the issuer has elected to PIK seven percent (7%) and pay a cash interest rate of ten percent (10%) for an aggregate rate of 17%, even though the issuer has the ability to increase its aggregate interest rate to 18.5% all PIK for a period of time under certain circumstances. The issuer has never elected to increase its aggregate interest rate and PIK more than 7%, nor has it notified the Company that it intends to do so.

    To the extent the maximum amount of PIK is not disclosed, the Company hereby undertakes to revise this in the Schedule of Investments to be included in its next quarterly report on Form 10-Q for the quarter ended June 30, 2013.

13. ***In a previous response to a Staff comment, the Company provided that, "As noted in the disclosure, the Managed Funds have guidelines that are applied to determine the types of investments that may be made and the amount that the Managed Funds may***

contribute. The guidelines are subject to the discretion of the Adviser." Please clarify which entity the Company is referring to when it referenced the "Adviser."

Response: The reference to the "Adviser" in the Company's prior response to the Staff should have referenced THL Credit, Inc., the business development company.

14. Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Response: The legality opinion, and related consent of counsel, will be included as an exhibit to the Registration Statement in a subsequent amendment thereto before the Company's Registration Statement is declared effective. The Company undertakes to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from the Registration Statement.

* * *

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

EXHIBIT A

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
June , 2013

$250,000,000

THL Credit, Inc.

Common Stock
Preferred Stock
Warrants
Subscription Rights
Debt Securities

This prospectus relates to the offer, from time to time, up to $250,000,000 of shares of our common stock, par value $0.001 per share, preferred stock, par value $0.001 per share, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights or debt securities, which we refer to, collectively, as the "securities." We may sell our common stock through underwriters or dealers, "at-the-market" to or through a market maker into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

We may offer shares of common stock at a discount to net asset value per share in certain circumstances. On June 10, 2013, our common stockholders voted to allow us to issue up to 25% of our outstanding common stock at a price below net asset value per share for a period of one year ending June 10, 2014. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. For offerings of common stock made after June 10, 2014, the offering price per share will not be less than the net asset value per share of our common stock at the time we make the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our voting securities and approval of our board of directors, or (3) under such circumstances as the Securities and Exchange Commission may permit. Sales of common stock below net asset value per share are at the discretion of management with the approval of our board of directors but there is no maximum discount on the amount of dilution of existing stockholders. See "Risks" for more information.

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. We are managed by our investment adviser, THL Credit Advisors LLC, which also provides the administrative services necessary for us to operate.

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We are a direct lender to middle-market companies and invest in subordinated, or mezzanine, debt and second lien secured debt, which may include an associated equity component such as warrants, preferred stock or other similar securities. We may also selectively invest in first lien secured loans that generally have structures with higher interest rates, which include unitranche investments, or loan structures that combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans. In certain instances we will also make direct equity investments, including equity investments into or through funds, and we may also selectively invest in more broadly syndicated first lien secured loans from time to time. We also may provide advisory services to managed funds. The majority of the debt securities on which the Company invests are below investment grade debt securities and are often referred to as "high yield" or "junk" securities. Exposure to below investment grade securities involves certain risk, and those securities are viewed as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. A material amount of our debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments. Further, our debt investments generally will not pay down principal during their term which could result in a substantial loss to us if the portfolio company is unable to refinance or repay the debt at maturity.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "TCRD." On [ ], 2013, the last reported sale price of a share of our common stock on the NASDAQ Global Select Market was $[ ]. The net asset value per share of our common stock at March 31, 2013 (the last date prior to the date of this prospectus on which we determined net asset value) was $13.20.

Please read this prospectus before investing and keep it for future reference. It contains important information about us that a prospective investor ought to know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. The information is available free of charge by contacting us THL Credit, Inc., 100 Federal Street, 31st floor, Boston, MA 02110, or by calling us at (800) 450-4424 or on our website at www.thlcredit.com. The Securities and Exchange Commission maintains a website at www.sec.gov where such information is available without charge upon request. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Investing in our securities involves a high degree of risk, including credit risk and the risk of the use of leverage. Before buying any securities, you should read the discussion of the material risks of investing in our common stock in "Risks" beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is [ ], 2013.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our assets). We have used, and expect to continue to use, our credit facilities, along with proceeds from the rotation of our portfolio and proceeds from public and private offerings of securities to finance our investment objectives. See "Regulation" for discussion of BDC regulation and other regulatory considerations.

Organizational Overview

The Company was organized as a Delaware corporation on May 26, 2009 and initially funded on July 23, 2009. We commenced principal operations on April 21, 2010. The Company has formed wholly owned subsidiaries which serve as tax blockers, which includes THL Credit Holdings, Inc., THL Credit AIM Media Holdings, Inc. and THL Credit YP Holdings, Inc., and hold equity or equity-like investments in portfolio companies organized as limited liability companies or other forms of pass-through entities. The Company also has formed wholly owned subsidiaries which serve as the administrative agents on certain investment transactions, which includes THL Corporate Finance, Inc. and THL Corporate Finance, LLC.


Public Stockholders
100%
THL Credit, Inc.
THL Credit Advisors LLC(1)
THL Credit Senior Loan Strategies LLC(2)
Limited Partners
Limited Partners
99.99%
0.01%
99.99%
0.01%
100%
100%
THL Credit Holdings, Inc. and other blocker corps
THL Corporate Finance, Inc. and wholly owned subsidiaries
Greenway II(4)
Greenway I(3)
--- Management Agreement

(1) THL Credit Advisors LLC is owned and controlled by certain of the THL Credit Investment Principals (defined below) and a partnership consisting of certain of the partners of THL Partners (defined below).
(2) THL Credit SLS Senior Loan Strategies LLC, a majority-owned subsidiary of THL Credit Advisors, focuses principally on broadly syndicated senior loans.
(3) Greenway I is an investment fund with $150 million of capital committed by affiliates of a single institutional investor, together with a nominal amount committed by the Company, all of which has been called and invested by Greenway I, which is managed by us.
(4) Greenway II is an investment fund with capital committed by third party investors, together with a nominal amount committed by the Company, which is managed by us.

THL Credit Advisors LLC

Our investment activities are managed by our investment adviser, THL Credit Advisors. THL Credit Advisors is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. We pay THL Credit Advisors a management fee as a percentage of our gross assets and incentive fees as a percentage of our ordinary income and capital gains. THL Credit Advisors was formed as a Delaware limited liability company on June 26, 2009 and is registered as an investment adviser

There are also numerous risks relating to our investments, including the risky nature of the securities in which we invest, the subordinated nature of select investments, our potential lack of control over our portfolio companies, our limited ability to invest in public or foreign companies and the potential incentives in our investment adviser to invest more speculatively than it would if it did not have an opportunity to earn incentive fees. The inability of our portfolio companies to pay interest and principal when due may contribute to a reduction in the net value per share of our common stock, affect our ability to pay dividends and service our contractual obligations, and may negatively impact the market price of shares of our common stock.

We also have various risks relating to our status as a BDC, including limitations on raising additional capital, failure to qualify as a BDC and loss of tax status as a RIC.

There are also risks relating to this offering, including volatility in our stock price and the anti-takeover effect of certain provisions in our certificate of incorporation. You may lose all or part of your investment in our securities.

See "Risks" beginning on page 16 of this prospectus for a more detailed discussion of these and other material risks you should carefully consider before deciding to invest in our common stock.

Certain Anti-Takeover Provisions

Our certificate of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See "Description of Our Capital Stock."

Recent Developments

From April 1, 2013 through June 12, 2013, we made new investments of $83.5 million. Of these new investments, 51% were first lien senior secured debt, 18% were in second lien debt and 31% were in subordinated debt. Of the $83.5 million of new investments, 56% were floating rate and 44% were fixed rate, based upon par value. The weighted average yield of debt based upon cost at the time of the investment was 11.9%. We may seek to sell a portion of these investments in the future.

From April 1, 2013 through June 12, 2013, we received proceeds of $32.5 million from investment prepayments, including prepayment premiums of $0.8 million, and $7.2 million in dividend income from our equity investments before the effect of income taxes paid by our wholly-owned blocker corporations. Of the investment proceeds prepaid, based upon par value, 31% were first lien senior secured debt, 10% were second lien debt and 59% were subordinated debt. Of the investment proceeds prepaid, based upon par value, 26% were floating rate and 74% were fixed rate investments.

General Information

Our principal executive offices are located at 100 Federal Street, 31st floor, Boston, MA 02110, and we can be reached by telephone at (800) 450-4424. We maintain a website on the Internet at www.thlcredit.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

our overall investment activities, or increases in loan balances as a result of PIK arrangements are included in income before we receive any corresponding cash payments. In addition, the PIK interest of many subordinated loans effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the loan because more will be owed at the end of the term of the loan than was owed when the loan was initially originated. We also may be required to include in income certain other amounts that we do not receive in cash.

Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements.

We may pay an incentive fee on income we do not receive in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment, but only to the extent that such an incentive fee is payable for that period because the write-off will not be carried forward to reduce any incentive fee payable in subsequent periods.

The highly competitive market in which we operate may limit our investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with other BDCs, public and private funds, commercial and investment banks, CLO funds, commercial finance companies, and, to the extent they provide an alternative form of financing, private equity and hedge funds. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles such as hedge funds, entities have begun to invest in areas in which they had not traditionally invested. As a result of these new entrants, competition for investment opportunities intensified in recent years and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We are dependent upon senior management personnel of our investment adviser for our future success, and if our investment adviser is unable to retain qualified personnel or if our investment adviser loses any member of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on the members of senior management of THL Credit Advisors, particularly its Chief Executive Officer and Chief Investment Officer, James K. Hunt, its Co-Presidents, W. Hunter Stropp and Sam W. Tillinghast, its Chief Operating Officer and Chief Financial Officer, Terrence W. Olson, its Chief Compliance

We have elected to be treated for tax purposes as a regulated investment company, or RIC, under Subchapter M of the Code. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. Pursuant to these elections, we generally will not have to pay corporate-level income taxes on any income we distribute to our stockholders.

Portfolio Composition and Investment Activity

Portfolio Composition

We completed the three months ended March 31, 2013 with $431.1 million (at fair value), which represents a $36.8 million, or 9.3% increase from the $394.3 million (at fair value) as of December 31, 2012. We also increased our portfolio to forty companies, including THL Credit Greenway Fund LLC, or Greenway, and THL Credit Greenway Fund II LLC, or Greenway II, as of March 31, 2013, from thirty-four companies, including Greenway, as of December 31, 2012.

At March 31, 2013, our average portfolio company investment, exclusive of Greenway and Greenway II, at amortized cost and fair value was approximately $11.2 million and $11.3 million, respectively and our largest portfolio company investment by amortized cost and fair value was approximately $24.8 million and $24.8 million, respectively. At December 31, 2012, our average portfolio company investment at amortized cost and fair value was approximately $11.9 million and $11.9 million, respectively and our largest portfolio company investment by amortized cost and fair value was approximately $36.1 million and $36.1 million, respectively.

At March 31, 2013, 45.4% of our debt investments bore interest based on floating rates (subject to interest rate floors), such as LIBOR, and 54.6% bore interest at fixed rates. The benchmarks used to determine the floating rates earned on our interest earning investments is LIBOR with maturities that range between one and twelve months and alternate base rate, or ABR, (commonly based on the Prime Rate or the Federal Funds Rate), with no fixed maturity date. At December 31, 2012, 43.3% of our debt investments bore interest based on floating rates (subject to interest rate floors), such as LIBOR, and 56.7% bore interest at fixed rates.

The weighted average yield of the debt and income-producing investments in our portfolio at their current cost was 13.7% at March 31, 2013 as compared to 13.9% at December 31, 2012. The weighted average yield on our debt securities at their current cost was 13.6% at March 31, 2013 as compared to 13.7% at December 31, 2012. Yields are computed using interest rates and dividend yields as of the balance sheet date and include amortization of upfront loan origination fees, original issue discount and market premium or discount. Yields exclude common equity investments, preferred equity investments, and cash.

Our portfolio companies, in which we have debt investments, currently have an average EBITDA of approximately $23 million, excluding one portfolio company with EBITDA levels not representative of a typical portfolio company, based on the latest available financial information provided by the portfolio companies. Our weighted average attachment point in the capital structure of our portfolio companies is approximately 3.9 times EBITDA based on the latest available financial information.

The following table summarizes the amortized cost and fair value of investments as of March 31, 2013 (in millions).

Description:	Amortized Cost	Percentage of Total	Fair Value[1]	Percentage of Total
First lien secured debt	$111.6	26.1%	$112.0	26.0%
Second lien debt	76.7	18.0%	76.3	17.7%
Subordinated debt	187.3	43.9%	187.0	43.4%
Investments in funds	9.5	2.2%	10.3	2.4%
Equity investments	3.9	0.9%	7.8	1.8%
Investment in payment rights	12.3	2.9%	12.3	2.8%
CLO residual interests	25.4	6.0%	25.4	5.9%
Total investments	$426.8	100.0%	$431.1	100.0%

ended March 31, 2013, the Company earned $0.02 million in fees related to Greenway II, respectively, which are included in other income from non-controlled, affiliated investment in the Consolidated Statements of Operations. As of March 31, 2013, $0.02 million of fees related to Greenway II were included in Due from affiliate on the Consolidated Statements of Assets and Liabilities.

Greenway II invests in securities similar to those of the Company pursuant to investment and allocation guidelines which address, among other things, the size of the borrowers, the types of transactions and the concentration and investment ratio amongst Greenway and the Company. However, the Company has the discretion to invest in other securities.

LCP Capital Fund LLC

We have invested in a membership interest of LCP Capital Fund LLC, or LCP, a private investment company that was organized to participate in investment opportunities that arise when a special purpose entity, or SPE, or sponsor thereof, needs to raise capital to achieve ratings, regulatory, accounting, tax, or other objectives. LCP is a closed investment vehicle which provides for no liquidity or redemption options and is not readily marketable. LCP is managed by an unaffiliated third party. As of March 31, 2013 and December 31, 2012, we had contributed $12.0 million of capital in the form of membership interests in LCP, which is invested in an underlying SPE referred to as Series 2005-01. On May 1, 2012, we received $3.6 million in connection with a reduction in its commitment pursuant to the governing documents, which is related to the notional amount of the underlying credit default swaps. Our exposure is limited to the amount of its remaining contributed capital. As of March 31, 2013 and December 31, 2012, the value of our interest in LCP was $8.4 million, and is reflected in the Consolidated Schedules of Investments.

Our contributed capital in LCP is maintained in a collateral account held by a third-party custodian, who is neither affiliated with us nor with LCP, and acts as collateral on certain credit default swaps for the Series 2005-01 for which LCP receives fixed premium payments throughout the year, adjusted for expenses incurred by LCP. The SPE purchases assets on a non-recourse basis and LCP agrees to reimburse the SPE up to a specified amount for potential losses. LCP holds the contributed cash invested for an SPE transaction in a segregated account that secures the payment obligation of LCP. We expect to receive distributions from LCP on a quarterly basis. Such distributions are reflected in our Consolidated Statements of Operations as interest income in the period earned. LCP has a remaining life of 18 years; however, it is currently expected that Series 2005-01 will terminate on February 15, 2015, if not extended prior to this date pursuant to the terms of Series 2005-1 SPE. Regardless of the date of dissolution, LCP has the right to receive amounts held in the collateral account if there is an event of default under LCP's operative agreements. LCP may have other series which will have investments in other SPEs to which we will not be exposed.

CLO residual interests

We invested in the subordinated notes, or residual interest of three CLOs. The subordinated notes are subordinated to the secured notes issued by each structure. The secured notes in each structure are collateralized by portfolios consisting primarily of broadly syndicated senior secured bank loans.

The first investment was in the income notes of a $625.9 million CLO of Octagon Investment Partners XIV, Ltd. The income notes are part of a class of subordinated notes, which are paid pari-passu with other subordinated notes within this class. The subordinated notes are subordinated to the claims of $569.3 million in secured notes issued by the structure. The second investment was in the income notes of a $727.3 million CLO of Sheridan Square CLO Ltd. The income notes are part of a class of subordinated notes, which are paid pari-passu with other subordinated notes within this class. The subordinated notes are subordinated to the claims of $661.5 million in secured notes issued by the structure. The third investment was in the subordinated notes of the $520.0 million CLO of Adirondack Park CLO Ltd. There is only one class of subordinated notes that are subordinated to the claims of $466.5 million in secured notes issued by the structure.

In each case, the subordinated notes do not have a stated rate of interest, but are entitled to receive distributions on quarterly payment dates subject to the priority of payments to secured note holders in the

4.0478%. We borrowed $87.7 million under our Revolving Facility and $20.0 million under our Term Loan Facility for the three months ended March 31, 2013 and repaid $67.9 million funds on our Revolving Facility from proceeds received from the term loan and investment income. As of March 31, 2012, we borrowed $25.3 million and repaid $5.8 million under our Revolving Facility during the three months ended March 31, 2012.

Our operating activities used cash of $33.8 million and $16.1 million for the three months ended March 31, 2013 and 2012, respectively, primarily in connection with the purchase of portfolio investments. For three months ended March 31, 2013, our financing activities provided cash of $39.9 million from net borrowings and used cash of $8.7 million for distributions to stockholders and $1.3 million for the payment of financing costs. For the three months ended March 31, 2012, our financing activities provided cash of $19.5 million from net borrowings and used cash of $6.9 million for distributions to stockholders.

As of March 31, 2013 and December 31, 2012, we had cash of $0.8 million and $4.8 million, respectively. We had no cash equivalents as of March 31, 2013 and December 31, 2012.

We believe cash balances, our Revolving Facility capacity and any proceeds generated from the sale or pay down of investments provides us with ample liquidity to acquit our pipeline for the coming quarters.

Credit Facility

On March 15, 2013, we entered into an amendment, or the Revolving Loan Amendment, to our existing revolving credit agreement, or Revolving Facility, and entered into an amendment, or the Term Loan Amendment, to our term loan agreement credit facility, or Term Loan Facility, and together with the Revolving Facility, the Facilities, with ING Capital LLC.

The Revolver Loan Amendment revised the Revolving Facility, dated May 10, 2012, to among other things, increase the amount available for borrowing under the Revolving Facility from $140.0 million to $170.0 million and extend the maturity date from May 2016 to May 2017 (with a one year term out period beginning in May 2016). The one year term out period is the one year anniversary between the revolver termination date, or the end of the availability period, and the maturity date. During this time, we are required to make mandatory prepayments on our loans from the proceeds we receive from the sale of assets, extraordinary receipts, returns of capital or the issuances of equity or debt. The Revolver Amendment also changes the interest rate of the Revolving Facility to (i) when the facility is more than or equal to 35% drawn and the step-down condition is satisfied, LIBOR plus 2.75%, (ii) when the facility is more than or equal to 35% drawn and the step-down condition is not satisfied, LIBOR plus 3.00%, (iii) when the facility is less than 35% drawn and the step-down condition is satisfied, LIBOR plus 2.75%, and (iv) when the facility is less than 35% drawn and the step-down condition is not satisfied, LIBOR plus 3.25%. The non-use fee is 1.00% annually if we use 35% or less of the Revolving Facility and 0.50% annually if we use more than 35% of the Revolving Facility. The LIBOR rate on loans outstanding on our Revolving Facility can have a maturity rate that is one, two, three or six months. Each of the LIBOR loans currently outstanding on our Revolving Facility have a one month maturity.

The Term Loan Amendment revised the Term Loan Facility, dated May 10, 2012, to increase the $50.0 million senior secured term loan, or Term Loan, to $70.0 million and extend the maturity date from May 2017 to May 2018. The Term Loan bears interest at LIBOR plus 4.00% (with no LIBOR Floor) and has substantially similar terms to our existing Revolving Facility (as amended by the Amendment). The LIBOR rate on our Term Loan can have a maturity date that is one, two, three or six months. The LIBOR rate on our Term Loan currently has a one month maturity.

Each of the Facilities includes an accordion feature permitting us to expand the Facilities, if certain conditions are satisfied; provided, however, that the aggregate amount of the Facilities, collectively, is capped at $400.0 million.

The benchmark used to determine the variable rates paid on the Facilities is LIBOR with maturities that range between one and six months.